Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 16, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Duane Reade Inc. and Duane Reade

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our clients, Duane Reade Inc., a Delaware corporation (the “Company”), Duane Reade, a New York general partnership (“Duane Reade GP” and, together with the Company, the “Issuers”), the parent of the Company, Duane Reade Holdings, Inc., and certain subsidiaries of the Company named as guarantors in the Registration Statement referenced below (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, of the offer to exchange $300,000,000 aggregate principal amount of the Issuers’ 11.75% Senior Secured Notes due 2015 and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Issuers have informed us that the filing fee in the amount of $16,740.00 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact Lawrence G. Wee at (212) 373-3052 or me at (212) 373-3389.

Very truly yours,

/s/ Tara Doolan
Tara Doolan

cc:	Phillip A. Bradley, Esq.

Duane Reade Inc. and Duane Reade

Lawrence G. Wee, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP